

Mail Stop 4628

May 27, 2016

Charles E. Drimal, Jr.
Chief Executive Officer
PrimeEnergy Corporation
9821 Katy Freeway
Houston, Texas 77024

      Re: PrimeEnergy Corporation
             Form 10-K for the Fiscal Year ended December 31, 2014
             Filed March 18, 2015
             Form 10-K for the Fiscal Year ended December 31, 2015
             Filed April 8, 2016
             File No. 0-07406

Dear Mr. Drimal:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                       /s/ Karl Hiller

                                     Karl Hiller
                                     Branch Chief
                                     Office of Natural Resources